OJSC NOVOLIPETSK STEEL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington DC 20549

22 January 2007

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 15-Dec-06, Quarterly report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of maintaining securities in the official list "B" of the Exchange) for the 4th quarter of 2006;

2. 15-Dec-06, Information on NLMK's observance of mandatory conditions for the admission and maintaining of shares in the official list "B" of Stock Exchange MICEX for the 4th quarter of 2006;

3. 27-Dec-06, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

4. 28-Dec-06, Material Fact Statement, "Data on Accrued and (or) Paid Yield on the Issuer's Securities" and "Data on Maturity Dates of the Issuer's Liabilities to Security Holders";

5. 09-Jan-07, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

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6. 09-Jan-07, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

7. 22-Jan-07, Trading Statement;

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

______________ № ______________

To ref.No. ________ от ______________

To: Listing Department
OJSC "Russian Trading System"
Stock Exchange

Quarterly report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of maintaining securities in the official list "B" of the Exchange) for the 4th quarter of 2006.

No.	List of corporate performance standards	Observance (full, partial, none)	Remarks
General requirements to issuers			
1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter approved at the annual GSM (Minutes No. 24 of 06.06.2006). The Board of Directors was elected on June 06, 2006, by the annual GSM of NLMK.
2.	The issuer's board of directors shall include members (at least 1) who: • must not be officers or employees of the issuer (manager) on the moment of election and during 1 year preceding the election; • must not be officers of another economic entity in which any of such entity's officers is a member of Personnel and Remuneration Committee with the Board of Directors; • must not be spouses, parents, children, brothers or sisters of the issuer's officers (manager) (an officer of the issuer's management company); • must not be affiliated parties of the issuer, except a member of the issuer's board of directors; • must not be parties to engagements with the issuer, according to which they are entitled to acquire property (receive monetary funds) with the value of 10 and more percent of the aggregate annual income of the said parties, except receiving remuneration for the participation in the activities of the company's board of directors; • must not be state representatives, i.e. persons representing the Russian Federation or subjects of the Russian Federation, in shareholder companies' boards of directors, in respect of which it is decided to	Observed	Paragraphs 2.3 and 5.2 of Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Paragraph 2.2 Corporate Governance Code of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Independent directors in the Company's current Board of Directors are: 1. Dmitry A. Gindin; 2. Karl Doering; Randolph R. Reynolds.

	exercise the special right (of "golden share"), and persons elected to the board of directors from candidates proposed by the Russian Federation as well as by a constituent entity of the Russian Federation or a municipal unit should such members of the board of directors have to vote on the basis of written directives (instructions, etc.) issued by the constituent entity of the Russian Federation or of the municipal unit respectively.		
3.	1) Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of paragraph 2 of this Annex. 2) The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body. 3) The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Regulations on the Audit Committee approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.138 of 01.02.2006) The Audit Committee consists of: Committee Chairman – Randolph R. Reynolds (independent director); Committee members: Oleg V. Bagrin (non-executive director) Igor P. Fyodorov (non-executive director). Extract from the Minutes of the NLMK Audit Committee No.4 of 17.04.2006.
4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006); Paragraph 6.8 Regulations on the Management Board of OJSC NLMK approved at the GSM of NLMK (Minutes No. 24 of 06.06.2006).
5.	The issuer's board of directors must approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Observed	Paragraph 6.7 Regulations on the Information Policy of OJSC "NLMK" approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.133 of 12.09.2005).
6.	The issuer's board of directors must approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Observed	Regulations on the competence of Audit Division within the system of internal control over financial and economic activities of OJSC NLMK approved by the decision of the Board of Directors of OJSC NLMK (Minutes No. 137 dd. 27.12.2005).

7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Paragraph 20.1 Charter of OJSC NLMK approved by the annual GSM (Minutes No. 24 of 06.06.2006).

Best regards,

Head of Stock Management **V.A. Loskutov**

Information on NLMK's observance of mandatory conditions for the admission and maintaining of shares in the official list "B" of Stock Exchange MICEX for the 4th quarter of 2006

No.	Requirement	Observance or non-observance	Basis for abiding (references to issuer's corporate documents) *
1. General requirements to issuers			
1.1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter approved at the annual GSM (Minutes No. 24 of 06.06.2006). The Board of Directors was elected on June 06, 2006, by the annual GSM of NLMK.
1.2.	The issuer's board of directors shall include at least 1 member who meets the criteria listed in 1.2 of Appendix 3 hereto.	Observed	Paragraphs 2.3 and 5.2 of Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Paragraph 2.2 Corporate Governance Code of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Independent directors in the Company's current Board of Directors are: 1. Dmitry A. Gindin; 2. Karl Doering; 3. Randolph R. Reynolds.
1.3.	Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of item 1.2 of Annex 3 hereto.	Observed	Regulations on the Audit Committee approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.138 of 01.02.2006).

	The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body.	Observed	The Audit Committee of NLMK consists of: Committee Chairman – Randolph R. Reynolds (independent director); Committee members: Oleg V. Bagrin (non-executive director) Igor P. Fyodorov (non-executive director).
	The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Extract from the Minutes of NLMK Audit Committee No.4 of 17.04.2006.
1.4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006); Paragraph 6.8 Regulations on the Management Board of OJSC NLMK approved at the GSM of NLMK (Minutes No. 24 of 06.06.2006).
1.5.	The issuer's board of directors must approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Observed	Paragraph 6.7 Regulations on the Information Policy of OJSC "NLMK" approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.133 of 12.09.2005).
1.6.	The issuer's board of directors must approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Observed	Regulations on the competence of Audit Division within the system of internal control over financial and economic activities of OJSC NLMK approved by the decision of the Board of Directors of OJSC NLMK (Minutes No. 137 dd. 27.12.2005).
1.7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Paragraph 20.1 Charter of OJSC NLMK approved by the annual GSM (Minutes No. 24 of 06.06.2006).

1.8.	The issuer's charter may not contain a provision on exempting a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common shares) in case of acquiring 30 and more percent of shareholding company's common shares.	Observed	Exemption of a purchaser from his obligation to offer shareholders selling their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more percent of the Company's common shares is not provided for in any of the Company's documents.

Head of Stock Management NLMK
(Power of Attorney No. 353 dd. 15.12.2006)

V.A. Loskutov

Stamp

MATERIAL FACT STATEMENT

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On conclusion of agreement between the joint-stock company and stock exchange underlying the listing of the joint-stock company's securities:

2.1. Full trade name of the stock exchange listing the joint-stock company's securities: ***Open Joint-Stock Company Stock Exchange "Russian Trade System"***

2.2. Kind, category and type of the joint-stock company's securities listed by the stock exchange: ***common registered book-entry shares***

2.3. Date and number of agreement underlying the listing of the joint-stock company's securities by the stock exchange: ***Listing Agreement dd. 27 December 2006 (date of Agreement on substitution of parties in the obligation) in effect from 01.01.2007.***

Note:

On 03 August 2006 the general meeting of members of Non-profit Partnership "Stock Exchange Russian Trade System" (NP RTS) passed a resolution on its business restructuring resulting in trade organization in all RTS markets (Term, Stock and Classic) by a single legal entity – Open Joint-Stock Company "Stock Exchange "Russian Trade System" (OJSC RTS). On 12 September 2006 the Board of Directors of NP RTS passed a resolution on transferring organization of trade in the Classic Market from NP RTS to OJSC RTS from 1 January 2007, in which respect NP RTS and OJSC RTS concluded Agreement on substitution of parties in an obligation.

3. Signature

3.1. ***Authorized representative of OJSC "NLMK"***
by virtue of power of attorney No.353 dd.15.12.2006 ________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "27" December 2006*** Stamp

MATERIAL FACT STATEMENT
"DATA ON ACCRUED AND (OR) PAID YIELD ON THE ISSUER'S SECURITIES" AND "DATA ON MATURITY DATES OF THE ISSUER'S LIABILITIES TO SECURITY HOLDERS"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact codes: ***0600102A28122006, 0900102A28122006***

2. Content of Statement

OJSC "NLMK" announces dividend payment upon the results of 1H 2006 on placed common shares of OJSC "NLMK" in monetary form in the amount of 1.50 rubles (One ruble fifty kopecks) per common share.

2.1. Kind, category (type), series and other IDs of securities: ***common registered book-entry shares.***

2.2. State registration number of the securities issue (additional issue), date of state registration: ***1-01-00102-A dd. 09.04.2004.***

2.3. Name of the authority performing state registration of the securities issue (additional issue): ***Federal Security Market Commission.***

2.4. The issuer's control body that has passed a resolution on payment (declaration) of dividends on the issuer's shares: ***extraordinary general shareholders' meeting of Open Joint-Stock Company "Novolipetsk Steel".***

2.5. Date of passing a resolution on payment (declaration) of dividends on the issuer's shares: ***29.09.2006.***

2.6. Date of compiling the Minutes of meeting of the issuer's authorized control body, where the resolution on payment (declaration) of dividends on the issuer's shares was passed: ***29.09.2006.***

2.7. The total amount of dividends accrued on the issuer's shares of a certain category (type): ***8 989 840 860 (Eight billion nine hundred and eighty nine million eight hundred and forty thousand eight hundred and sixty) rubles on the Company's common shares.***
Amount of dividends accrued per issuer's share of a certain category (type): ***1.50 rubles (One ruble fifty kopecks) per common share of the Company..***

2.8. Form of yield payment on the issuer's securities: ***monetary.***

2.9. Maturity date of yield payment on the issuer's securities (dividends on shares), and in case the liabilities on yield payment on securities should be met by the issuer within a certain time period – expiry date of this period: ***till 28 December 2006.***

2.10. Content of the issuer's obligations, and in case of liabilities or other obligations, which can be expressed in monetary terms - the amount of this liability:

To declare dividends for 1H 2006 on NLMK's placed common shares in monetary form in the amount of 1.5 rubles (One ruble fifty kopecks) per common share. The dividends shall be paid till 28 December 2006 by funds transfer:

- ***for legal entities (shareholders) at NLMK's discretion in rubles or foreign currency at the official rate of the RF Central Bank as of the last working day preceding the date of payment – cashless transfer of funds according to the payment details specified in the questionnaire of the registered entity kept by the Company's Registrar or in a special written statement of the shareholder – foreign investor, received by OJSC "NLMK" before the payment date;***
- ***for individuals – employees of OJSC "NLMK" (shareholders) – cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;***
- ***for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to the bank account details specified in the questionnaire of the registered individual kept by the Company Registrar or in cash at the cash desk of OJSC "Lipetskcombank").***

2.11. The fact of liability settlement or non-settlement (default) by the issuer:

As at 28 December 2006 the dividend of 8 958 443 025 (Eight billion nine hundred and fifty eight million four hundred and forty three thousand twenty five) rubles have been paid on the Company's common shares upon the results of 1H 2006.

2.12. In case the issuer is in default – the cause of default, and for liabilities and other obligations, which can be expressed in monetary terms – the amount of this obligation covered by the default:

The amount of accrued but not paid dividends on the Company's common shares upon the results of 1H 2006 makes 31 397 835 (Thirty one million three hundred and ninety seven thousand eight hundred and thirty five) rubles.

Cause of default: non-submission of bank details by the individuals entitled to dividends for receiving them in cashless form to the Register of NLMK's Shareholders, as well as failure of shareholders to come to OJSC "Lipetskcombank" to receive dividends in cash.

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of power of attorney No.353 dd.15.12.2006 _________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "28" December 2006*** *Stamp*

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On inclusion of the joint-stock company's securities into the list of securities admitted to trading by the organizer of trade in the stock market:

2.1. Full trade name of the organizer of trade in the stock market: ***Open Joint-Stock Company Stock Exchange "Russian Trade System"***

2.2. Kind, category and type of the joint-stock company's securities included into the list of securities admitted to trading by the organizer of trade in the stock market: ***common registered book-entry shares***

2.3. Title of the Official List, where the joint-stock company's securities are included: ***Official List "Б".***

3. Signature

3.1. ***Authorized representative of OJSC "NLMK"***
by virtue of power of attorney No.353 dd.15.12.2006 ________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "09" January 2007*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On exclusion of the joint-stock company's securities from the list of securities admitted to trading by the organizer of trade in the stock market:

2.1. Full trade name of the organizer of trade in the stock market: ***Non-profit Partnership "Stock Exchange "Russian Trade System"***

2.2. Kind, category and type of the joint-stock company's securities excluded from the list of securities admitted to trading by the organizer of trade in the stock market: ***common registered book-entry shares***

2.3. Title of the Official List, from which the joint-stock company's securities are excluded: ***Official List "Б".***

3. Signature

3.1. ***Authorized representative of OJSC "NLMK"***
by virtue of power of attorney No.353 dd.15.12.2006 ________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "09" January 2007*** Stamp

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Trading Statement
Released	11:29 22-Jan-07
Number	9083P

Novolipetsk Steel (NLMK) releases trading update for Q4 2006 and FY 2006

Novolipetsk Steel (LSE: NLMK) today released the following regular trading update for Q4 2

1. Production*

The table below shows the production volume of NLMK's principal steel products on its mair

Production (mln. tonnes)	*Q4 2006*	*Q3 2006*	Q4 2006 / Q3 2006	2006	2005	2006 / 2005
Pig iron	2.273	2.247	1.2%	9.043	7.885	14.7%
Steel	2.318	2.217	4.6%	9.127	8.468	7.8%
Slabs	1.061	0.850	24.8%	3.866	3.203	20.7%
*Hot-rolled steel***	0.357	0.408	-12.5%	1.626	2.029	-19.9%
Cold-rolled steel	0.408	0.463	-11.9%	1.752	1.744	0.5%
Hot dip galvanized steel	0.122	0.111	9.9%	0.430	0.266	61.7%
Pre-painted steel	0.090	0.092	-2.2%	0.341	0.265	28.7%
Non-grain-oriented steel	0.080	0.092	-13.0%	0.342	0.339	0.9%
Grain-oriented steel	0.036	0.037	-2.7%	0.142	0.133	6.8%

** including HR coils supplied to VIZ-Stal

The table below shows the principal product tonnage produced at NLMK's Danish subsidian

Production (mln. tonnes)	*Q4 2006*	*Q3 2006*	Q4 2006 / Q3 2006	2006	2005	2006 / 2005
Heavy plates	0.149	0.094	58.0%	0.467	0.432	8.0%

The table below shows the principal product tonnage produced at NLMK's subsidiary, VIZ-S

Production (mln. tonnes)	*Q4 2006*	*Q3 2006*	Q4 2006 / Q3 2006	2006	2005	2006 / 2005
Non-grain-oriented steel	0.004	0.003	51.5%	0.016	0.034	-50.9%
Grain-oriented steel	0.045	0.045	-0.2%	0.180	0.169	6.9%

The table below shows the production volume of principal product tonnage produced at NLN

Production (mln. tonnes)	*Q4 2006*	*Q3 2006*	Q4 2006 / Q3 2006	2006	2005	2006 / 2005
Iron ore concentrate	2.857	2.911	-1.9%	11.305	10.810	4.6%
Sinter ore	0.389	0.346	12.4%	1.377	1.081	27.4%

The table below shows the production volume of principal product tonnage produced at NLN

Production (mln. tonnes)	*Q4 2006*	*Q3 2006*	Q4 2006 / Q3 2006	2006	2005	2006 / 2005
Coking coal	0.651	0.656	-0.7%	2.488	2.636	-5.6%
Energy coal	0.114	0.137	-16.9%	0.507	0.788	-35.6%
Other raw materials	0.218	0.211	3.2%	0.875	0.955	-8.4%

The table below shows the principal product tonnage produced at NLMK's subsidiary, Altai-I

Production (mln. tonnes)	*Q4 2006*	*Q3 2006*	Q4 2006 / Q3 2006	2006	2005	2006 / 2005
Coke (moisture 6%)	0.916	0.807	13.5%	2.967	2.723	9.0%

** All information on Q4 2006 and FY 2006 production volumes is preliminary and may be subject t(*

2. Realized prices*

Realized prices are calculated by dividing sales revenue by sales volume. Such calculation does not differentiate between particular product types and grades within a product sub-category. Realized prices are not indicative of actual contract prices and can serve as an approximation only. All information on Q4 2006 prices is preliminary and may be subject to change.

The table below shows the average price realized for each of NLMK's main steel products:

	USD per tonne (FCA)*		
	Q4 2006	*Q3 2006*	Q4 2006 / Q3 2006

Pig Iron	246.9	256.8	-3.8%
Slabs	414.7	454.5	-8.8%
Hot-rolled steel	563.6	584.9	-3.6%
Cold-rolled steel	618.2	630.6	-2.0%
Hot dip galvanized steel	914.5	935.5	-2.3%
Pre-painted steel	1 088.3	1 034.8	5.2%
Non-grain-oriented steel	715.2	678.8	5.4%
Grain-oriented steel	3 279.6	3 230.0	1.5%

The table below shows the DanSteel A/S average heavy plate prices:

	EUR per tonne (FCA)*		
	Q4 2006	***Q3 2006***	**Q4 2006 / Q3 2006**
Heavy plates	709.0	612.0	15.8%

The table below shows average VIZ-Stal product prices:

	USD per tonne (FCA)*		
	Q4 2006	***Q3 2006***	**Q4 2006 / Q3 2006**
Non-grain-oriented steel	933.9	927.0	0.8%
Grain-oriented steel	3 223.2	3 117.9	3.4%

The table below shows average Stoilensky GOK product prices:

	USD per tonne (FCA)*		
	Q4 2006	***Q3 2006***	**Q4 2006 / Q3 2006**
Iron ore concentrate	61.9	54.0	14.7%
Sinter ore	22.3	20.7	7.6%

The table below shows average Prokopievskugol product prices:

	USD per tonne (FCA)*		
	Q4 2006	***Q3 2006***	**Q4 2006 / Q3 2006**
Coking coal	58.3	53.7	8.6%
Energy coal	19.9	19.1	4.0%

The table below shows the Altai-koks average coke prices:

	USD per tonne (FCA)*		
	Q4 2006	***Q3 2006***	**Q4 2006 / Q3 2006**
Coke (moisture 6%)	109.2	104.0	5.1%

* *Excluding freight charge*

3. Management Board comments

2006 was marked by a substantial increase in pig iron and steel production compared to 2005. NLMK has restored production to historic levels after scheduled maintenance at the major blast furnace and steelmaking facilities in 2005.

The commissioning of the third hot dip galvanizing line has resulted in a 61.6% increase of HDG steel production. In addition, NLMK has increased the production of other high value-added products, including a 29% increase in pre-painted steel and 7% increase in grain-oriented steel on a y-o-y basis.

The decrease in hot-rolled steel output is primarily attributable to the shift in the company's product portfolio to high value-added products.

The production volumes at DanSteel A/S, Stoilensky GOK and Altai-koks went up in 2006 compared to 2005.

We have been observing an upward trend in the world steel market since the end of Q1 2006. The increase in steel prices continued during Q2 and Q3 2006. However, the year-end market correction has resulted in the slight price decrease in Q4 2006 compared to Q3 2006.

The semi-finished product prices demonstrated higher volatility than high value-added product prices. In Q4 2006, slab prices decreased by 8.8% while pre-painted and electrical steel prices rose slightly.

As for the mining segment, the iron ore concentrate prices continued to grow during Q4 2006. The price of the iron ore concentrate produced at Stoilensky GOK went up 14.7%. We have also observed an increase in prices for Altai-koks and Prokopievskugol products in Q4 2006 compared to Q3 2006.

4. Outlook

We believe that NLMK's consolidated sales revenue will increase approximately 38% in 2006 compared to 2005. In addition to growing production volumes, sales revenue in 2006 benefited from new assets' acquisition (DanSteel A/S, VIZ-Stal, Prokopiveskugol and Altai-koks).

NLMK's EBITDA in 2006 is expected to reach approximately USD2.6 billion. The proceeds from disposals of non-core iron ore assets will also contribute to profit before tax and net income growth in 2006 compared to 2005.

NLMK will announce US GAAP consolidated results for 2006 in April 2007.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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